FIRST AMENDMENT TO CONTRACT FOR PURCHASE
AND SALE OF REAL PROPERTY

This First Amendment to Contract for Purchase and Sale of Real Property (the "First Amendment") is made and entered into as of the 10th day of August, 2007, by and between RICHWOOD, INC., a Florida corporation (“Richwood”) and The McClatchy Company, a Delaware corporation (“McClatchy”, and together with Richwood, hereinafter collectively referred to as the "Seller"), and CITISQUARE GROUP, LLC, a Florida limited liability company (the "Buyer").

W I T N E S S E T H:

           WHEREAS, Richwood, Miami Herald Publishing Company, a Florida corporation (“MHPC”) and Knight-Ridder, Inc., a Florida corporation (collectively, the “Original Sellers”), and Buyer entered into that certain Contract for Purchase and Sale of Real Property effective as of March 3, 2005 (the “ Existing Contract”, as modified by this First Amendment being herein called, the “Amended Contract”) pursuant to which Original Seller agreed to sell to Buyer and Buyer agreed to buy from Original Seller certain real estate located in Miami-Dade County, Florida as more particularly described therein (the “Herald Property”); and

           WHEREAS, following the Effective Date of the Existing Contract, Original Sellers represented and warranted to Buyer that the Miami Herald Publishing Company did not own any of the Herald Property but in fact Knight-Ridder, Inc. actually owned, together with other portions of the Herald Property, all the Herald Property which previously was thought to be owned by the Miami Herald Publishing company, less that certain portion of the Herald Property owned by Richwood.  As a result thereof, Miami Herald Publishing Company is no longer an owner or seller of the Herald Property.

           WHEREAS, on June 27, 2006, Articles of Merger were filed between The McClatchy Company and Knight-Ridder, Inc., which effectuated a merger between the two companies, wherein Knight-Ridder, Inc. merged with and into McClatchy, resulting with McClatchy as the surviving corporation.

           WHEREAS, Buyer and Seller have agreed to modify certain provisions of the Existing Contract on the terms and conditions set forth herein.

           NOW THEREFORE, in consideration of Ten Dollars ($10.00) and the mutual promises contained herein, the receipt, sufficiency and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

1.	Recitals.	The above recitals are true and correct and incorporated herein by reference as if set forth in full.

2.	Capitalized Terms.	Any capitalized terms herein and not otherwise defined shall have the same meanings as described to them in the Existing Contract.

3.	Seller. Any reference to Sellers in the Existing Contract shall now only refer to Richwood and McClatchy.

4.	Closing Date. Section 1.2 of the Existing Contract is deleted in its entirety, and in lieu thereof, shall be replaced with the following:

“The Closing shall be December 31, 2008, or such other date as provided by this Contract”.

5.	Release of Deposit. The following shall be added to Section 3.1 of the Existing Contract:

“Notwithstanding the foregoing, immediately upon execution of this First Amendment by Seller and Buyer, Escrow Agent shall disburse the Deposit (exclusive of interest) to the Seller.  The Escrow Agent shall also disburse all interest earned on the Deposit up until the time of such disbursement to the Buyer.  Upon making such payments, the Escrow Agent shall be released of any and all liability with respect to the holding of the Deposit.  Notwithstanding the release of the Deposit to Seller, the full amount thereof shall remain a credit against the Purchase Price and Buyer’s “Cash to Close” under the Amended Contract to the same extent as if it had remained in escrow with Escrow Agent pursuant to the terms of the Existing Contract.  In addition, Seller shall have an obligation to return such Deposit to Buyer in the event of a termination of the Amended Contract under the same circumstances under which Escrow Agent would have been directed or obligated to return such Deposit to Buyer under the terms of the Amended Contract had the Deposit remained in escrow as originally provided.”

6.	Additional Deposits. The following shall be added as Section 3.1.1 to the Contract:

“Additional Deposits:  Buyer shall pay to Seller five (5) additional deposits (each an “Additional Deposit”), all of which, if the Buyer should perform its obligations under the Contract and close on the purchase of the Property, shall be credited against the Purchase Price at Closing and Buyer’s required “Cash to Close” under the Amended Contract to the same extent as if said monies had been deposited or remained in escrow, as applicable, with Escrow Agent pursuant to the terms of the Existing Contract. In addition, Seller shall have an obligation to return all such Additional Deposits so made, together with the Deposit, to Buyer in the event of a termination of the Amended Contract under the same circumstances under which Escrow Agent would have been directed to return the Deposit to Buyer under the terms of the Amended Contract had such Deposit remained in escrow as originally provided. The Additional Deposits shall be paid to Seller on the following dates and in the following amounts, provided Seller is not in breach in any material respect of its obligations under the terms of the Amended Contract, and is not the subject of any so-called bankruptcy or insolvency proceeding under state or federal insolvency laws:

on or before 5:00pm EDT on October 1, 2007:	$5,000,000.00
on or before 5:00pm EDT on January 1, 2008:	$5,000,000.00
on or before 5:00pm EDT on April 1, 2008:	$5,000,000.00
on or before 5:00pm EDT on July 1, 2008:	$5,000,000.00
on or before 5:00pm EDT on October 1, 2008:	$5,000,000.00

Notwithstanding the foregoing, Buyer may, at its election, upon written notice (“Deferral Notice”) to Seller prior to October 1, 2007, postpone the payment of the Additional Deposit due on October 1, 2007 (the “First Additional Deposit”) to a date on or before December 1, 2007, (“Deferral Date”), which such Deferral Date shall be specified in the Deferral Notice; provided, that Buyer shall pay to Seller on the Deferral Date such First Additional Deposit together with interest thereon at a rate of 10% per annum which shall have accrued from October 1, 2007 to the Deferral Date; and provided further, that Buyer may, at any time prior to the Deferral Date specified in the Deferral Notice, upon not less than one Business Day notice to Seller, pay to Seller the First Additional Deposit together with interest thereon at a rate of 10% per annum which shall have accrued from October 1, 2007 to the date Seller makes such payment.

It shall be a default of Buyer under the Amended Contract if Buyer shall fail to pay any Additional Deposit when due and such default shall continue for two (2) Business Days after written notice of such default is given by Seller to Buyer (an “Event of Default”).  Upon such Event of Default, Seller may elect to terminate the Amended Contract and retain all deposits that have been previously paid to Seller as liquidated damages, both Buyer and Seller acknowledging that the Additional Deposits that have been paid to Seller most closely approximate the amount necessary to compensate Seller in the event of such Event of Default.  Buyer and Seller agree that this is a bona fide liquidated damages provision and not a penalty or forfeiture provision.

Buyer acknowledges that the Additional Deposits are being paid directly to Seller, and may be commingled with other funds of Seller. At no time shall the Additional Deposits be placed in escrow and therefore, there shall be no interest accruing at any time on any or all of the Additional Deposits.”

7.
Acceleration of Closing Date.   Buyer may, upon 10 days prior written notice to Seller, elect to close on the purchase of the Herald Property prior to the Closing Date.  In the event Buyer closes on or before June 30, 2008, Buyer shall receive a reduction in the Purchase Price in an amount equal to Ten Million and 00/100 Dollars ($10,000,000.00) such that the Purchase Price payable under the Contract shall be One Hundred Eighty Million Dollars ($180,000,000) (the “180 Million Dollar Price”); as such date may be extended by reason of Seller adjourning the Closing in accordance with the terms of the Amended Contract, or Seller failing to satisfy the conditions to Closing as or before such date, or Seller defaulting on its obligation to close on or before such date in which event the 180 Million Dollar Price shall still apply. In the event Buyer closes on or before September 30, 2008, Buyer shall receive a reduction in the Purchase Price in amount equal to Five Million and 00/100 Dollars ($5,000,000.00) such that the Purchase Price payable under the Contract shall be One Hundred Eighty-Five Million Dollars ($185,000,000) (the “185 Million Dollar Price”); as such date may be extended by reason of Seller adjourning the Closing in accordance with the terms of the Amended Contract, or Seller failing to satisfy the conditions to Closing as or before such date, or Seller defaulting on its obligation to close on or before such date in which event the 185 Million Dollar Price shall still apply.

8.
Condition of Property.  Buyer acknowledges that, to the best of its knowledge, as of the date hereof, and except with respect to the Environmental Condition, (which is addressed in Section 13 herein), Seller is not in breach of the Existing Contract, and if Closing were to occur at this time, Buyer would have no basis upon which to declare Seller in breach of the Existing Contract or upon which to direct Escrow Agent to return the Deposit to Buyer.  Seller acknowledges that, to the best of its knowledge, Buyer is not in breach of the Existing Contract, and if the Closing were to occur at this time, Seller would have no basis upon which to declare Buyer in breach of the Existing Contract or upon which to direct Escrow Agent to pay the Deposit to Seller.

9.	Truck Staging. Section 1.5 of the Existing Contract (“Easements”) is hereby modified by deleting the following language:

(i)  an easement to be granted by Buyer to Seller over a portion of the Land described as “Lot C”, and a portion of the Land commonly known as N.E. 14th Street, in favor of Seller for the use of its trucks and heavy equipment for access, ingress and egress, and the staging of trucks for pickup and delivery of materials (the “Truck Easement”)

and replacing such language in its stead with the following:

(i)  an easement to be granted by Buyer to Seller over a portion of the Land as described on Exhibit “A” hereto, in favor of Seller for the use of its trucks and heavy equipment for access, ingress and egress, and the staging of trucks for pickup and delivery of material (the “Truck Easement”)

10.	Parking. Section 1.5 of the Existing Contract (“Easements”) is hereby modified by deleting the following language:

 (ii) an easement to be granted by Buyer to Seller for the purpose of parking up to a maximum amount of 740 vehicles, both in a location or locations on the Land to be designated by Buyer and reasonably approved by Seller, as Buyer formulated its development plans for the Land (the “Parking Easement”); provided, however, that upon completion of the construction of all of the improvements on the Land, Purchaser agrees to provide a minimum of 100 parking spaces on that portion of the Land known as Lot A, which is immediately adjacent and proximate to the front lobby entrance of the Herald Office Building (the “Parking Easement”).

 and replacing such language in its stead with the following:

(ii) a perpetual easement in the form attached hereto as Exhibit “H” (“Parking Easement”) or, in lieu thereof, at Buyer’s election, a 99 year lease to be granted by Buyer to Seller in the form attached hereto as “Exhibit I” (“Parking Lease”); provided, however, that if parking on a Permitted Alternative Site (as hereinafter defined) is in place at the Closing, such Parking Easement or Parking Lease shall become effective at Closing, but the term shall commence upon the Parking Structure Completion Date (as defined in the Parking Easement or Parking Lease) and such Parking Easement or Parking Lease shall be recorded at Closing.  With respect to the Permitted Alternative Site, if Buyer does not own the property on which the off-site parking is located, Buyer shall execute a license, easement, lease or other instrument with the third-party operator or owner (and as to which Seller shall be a third party beneficiary) which shall be binding on successors and assigns and which will provide for Seller’s use of the Parking Spaces (as  defined in the Parking Easement or Parking Lease), which may be undesignated to the extent provided in the Parking Easement or Parking Lease, as applicable, for the period reasonably estimated by Buyer until the Parking Structure Completion Date or for such lesser period of time provided that Buyer provides reasonable evidence to Seller of  the availability of other sites to replace such Parking Spaces upon the expiration of such license, easement, lease or other instrument.  In addition to those sites identified on the respective schedules to the Parking Easement and Parking Lease as Permitted Alternative Sites (which Seller acknowledges and agrees are permitted locations for off-site parking), Buyer shall have the right at any time prior to the Parking Structure Completion Date to designate additional alternative sites as Permitted Alternative Sites, which shall be deemed acceptable to Seller if Seller does not object to same within thirty (30) days after notice of such proposed Permitted Alternative Sites is given to Seller (provided, that such notice specifies that failure by Seller to respond to such notice shall be deemed approval of the proposed Permitted Alternative Site).  Any disputes as to whether any proposed parking site qualifies as a Permitted Alternative Site shall be resolved by expedited arbitration by the American Arbitration Association in accordance with its rules for expedited arbitration or any similar organization designated by Buyer and reasonably acceptable to Seller.  “Permitted Alternative Site” is defined collectively as (A) those parking locations identified as Permitted Alternative Sites in the Parking Lease or Parking Easement, (B) those sites agreed upon between Seller and Buyer and (C) those sites determined to be Permitted Alternative Sites by arbitration as heretofore provided.  Upon thirty (30) days notice from Buyer to Seller at any time before or after Closing that a Permitted Alternative Site shall be used for off-site parking until the completion of the Parking Structures (pursuant to the Parking Easement and Parking Lease), such site shall be the location of such alternative parking beginning on the thirty-first (31st) day after notice is given or at Closing, whichever is later, and the Parking Easement or Parking Lease shall only become effective on the Parking Structure Completion Date. The provisions of this clause (ii) shall survive the Closing.
11.
Environmental Liability.  The parties acknowledge that the Seller has been working to complete Seller’s Remedial Obligations as set forth in Exhibit “M” to the Existing Contract.  A disagreement has arisen among the parties concerning whether Seller has satisfied Seller’s Remedial Obligations as set forth in Exhibit “M” to the Existing Contract. Buyer acknowledges that upon the filing by Seller of an application for a legally binding determination of No Further Action with Conditions (“NFA with Conditions”) to be issued and approved by the Miami Dade Department of Environmental Resource Management ("DERM") which application is identical in form and substance to that which was electronically delivered to Buyers on August 8, 2007, (a copy of which is attached hereto as “Exhibit C”), Seller shall have completed Seller’s Remedial Obligations.  Buyer shall thereafter contact and work with DERM directly with respect to the NFA with Conditions, and Buyer’s obligation to close shall be as otherwise required by this Amendment.  Buyer has reviewed the NFA with Conditions and has contacted DERM independently to ascertain the current environmental condition of the Property and upon execution of this Amendment shall be deemed to accept the Property subject only to Seller’s obligations set forth in this paragraph.  If, subsequent to Seller's submission of the request for NFA with Conditions, DERM requires additional remediation or other work on the Property as a condition for issuing an NFA with Conditions, Buyer shall be responsible for completing such work as directed by DERM ("Additional DERM-Required Work"), provided that the Amended Contract has not been terminated.  If the Amended Contract is terminated, Buyer shall have no obligation to Seller or to any third party to (i) conduct any additional DERM-Required Work or (ii) otherwise perform any environmental assessment or remedial activities under federal, state or local law.  To the extent Buyer performs any Additional DERM- Required Work prior to Closing, Seller hereby consents to providing Buyer with reasonable access to the Property as necessary to perform the Additional DERM-Required Work, and Buyer agrees to indemnify Seller for any injury to persons or damage to property arising out of Buyer’s negligence and/or Buyer's intentional wrongful acts and/or Buyer's intentional wrongful omissions in the performance of such additional DERM-Required Work by Buyer in connection with obtaining an NFA with Conditions Letter prior to Closing (it being understood that such indemnification obligations shall survive any termination of the Amended Contract.). Upon delivery to DERM of the application for the NFA with Conditions, Seller shall have no further liability hereunder to Buyer or its successor and assigns for Seller’s Remedial Obligations. Notwithstanding the foregoing, if DERM requires documentation of any work previously performed by Seller, information regarding title or survey or similar matters, or evidence of Seller’s consent to Buyer’s performance of remedial activities, Seller agrees to cooperate with Buyer to provide the information to DERM in a diligent and timely manner (it being understood that Seller shall have no obligation to Buyer or its successors and assigns to complete any further field work, sampling, testing or remediation of any kind with respect to any DERM-Required Work).  To the extent any of this Amendment is inconsistent with Exhibit “M,” the terms of this Amendment shall govern.

12.
Legal Description.  The parties acknowledge that a disagreement arose with respect to the legal description of the Land which Seller had agreed to convey to Buyer and which Buyer agreed to purchase from Seller.  Buyer hereby waives any further objection to the accuracy of such legal description and shall accept title to the Property with the legal description attached to this First Amendment as Exhibit “E”.

13.
Covenant in lieu of Unity of Title. It is intended that the property described on Exhibit “F” will be divided pursuant to a Covenant in Lieu of Unity of Title.  At Closing, Buyer and Seller shall execute any and all documents required to apply for and secure the Covenant in lieu of Unity of Title, which is attached hereto as Exhibit “G”, including the submission of any documents reasonably required by the City of Miami.

14.	Time of the Essence. Time is of the essence of the Contract and this First Amendment.

15.
Geo-Technical Testing.  Buyer shall have the right to enter upon the Land and Improvements as of the date of this Amendment and until the Closing Date for the purpose of conducting soil borings and test piles (collectively referred to herein as “Geo-Technical Testing”).  Buyer acknowledges that the purpose of the Geo-Technical Testing is limited to determining the location and design of foundations and the length of piles. Prior to entering the land to conduct Geo-Techncical Testing, Buyer shall provide Seller with reasonable notice of Buyer’s intent to conduct Geo-Technical Testing, which notice shall include a brief description of the approximate location of, and time and personnel needed to conduct Geo-Technical Testing.  Buyer’s Geo-Technical Testing shall not unreasonably interfere with Seller’s use of the Property.  To the extent Buyer performs any Geo-Technical Testing prior to Closing, Seller hereby consents to providing Buyer with reasonable access to the Property as necessary to perform the Geo-Technical Testing, and Buyer agrees to indemnify Seller for any injury to persons or damage to property arising out of Buyer’s negligence and/or Buyer's intentional wrongful acts and/or Buyer's intentional wrongful omissions in the performance of such additional Geo-Technical Testing by Buyer (it being understood that such indemnification obligations shall survive any termination of the Amended Contract).  Buyer shall not conduct any environmental sampling of the Property in connection with Buyer’s performance of any Geo-Technical Testing. The results of any Geo-Technical Testing performed by Buyer shall not modify Seller’s Remedial Obligations as set forth in the Existing Contract, Exhibit “M” to the Existing Contract, or Paragraph 11 of this Amendment.  Buyer’s obligation to close shall be as otherwise required by this Amendment.  To the extent any of this Amendment is inconsistent with Paragraph 4.1 of the Existing Contract or Exhibit “M,” the terms of this Amendment shall govern.

IN WITNESS WHEREOF, this First Amendment to Contract is entered into as of the date first appearing above.

                                                     BUYER:

 CITISQUARE GROUP, LLC, a Florida limited liability company

                                                     By: /s/P.A. Martin
                                                     Name: P.A. Martin (Pedro A. Martin)
                                                     Title: President

                                                     SELLER:

 RICHWOOD, INC.,  a Florida corporation

                                                     By: /s/ Karole Morgan-Prager
 Name:  Karole Morgan-Prager
 Title:    Secretary

 THE McCLATCHY COMPANY., a Delaware corporation

 By:  /s/Gary Pruitt
                                                     Name:  Gary Pruitt
                                                     Title:    COB, President & CEO